                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                              Triton Energy Limited
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                8% Convertible Preference Shares, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G90751143
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Marian Brancaccio
                                HM4 Triton, L.P.
                   c/o Hicks, Muse, Tate & Furst Incorporated
                          200 Crescent Court, Suite 600
                               Dallas, Texas 75201
                                 (214) 740-7300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 16, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.


                               Page 1 of 12 Pages

CUSIP No. G90751143             Schedule 13D/A                Page 2 of 12 Pages
-------------------            (Amendment No. 1)              ------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HM4 Triton, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                             (b)

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

                                    0
   NUMBER      -----------------------------------------------------------------
     OF        8        SHARED VOTING POWER
   SHARES
BENEFICIALLY                5,030,835*
   OWNED       -----------------------------------------------------------------
     BY
    EACH       9        SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                           0
    WITH       -----------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                             5,030,835*
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,030,835*
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         97.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

* Each 8% Convertible Preference Share referenced herein currently is convertible into four Ordinary Shares, par value $0.01 per share, of Triton Energy Limited, which Ordinary Shares may be deemed to be beneficially owned by HM4 Triton, L.P. A statement on Schedule13D relating to Triton Energy Limited's Ordinary Shares previously was filed by the Reporting Person with the Securities and Exchange Commission on October 13, 1998.

CUSIP No. G90751143             Schedule 13D/A                Page 3 of 12 Pages
-------------------            (Amendment No. 1)              ------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HM4/GP Partners Cayman, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                             (b)

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

                                    0
   NUMBER      -----------------------------------------------------------------
     OF        8        SHARED VOTING POWER
   SHARES
BENEFICIALLY                5,030,835*
   OWNED       -----------------------------------------------------------------
     BY
    EACH       9        SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                           0
    WITH       -----------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                             5,030,835*
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,030,835*
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         97.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

* Each 8% Convertible Preference Share referenced herein currently is convertible into four Ordinary Shares, par value $0.01 per share, of Triton Energy Limited, which Ordinary Shares may be deemed to be beneficially owned by HM4/GP Partners Cayman, L.P. A statement on Schedule13D relating to Triton Energy Limited's Ordinary Shares previously was filed by the Reporting Person with the Securities and Exchange Commission on October 13, 1998.

CUSIP No. G90751143             Schedule 13D/A                Page 4 of 12 Pages
-------------------            (Amendment No. 1)              ------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HM GP Partners IV Cayman, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                             (b)

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

                                    0
   NUMBER      -----------------------------------------------------------------
     OF        8        SHARED VOTING POWER
   SHARES
BENEFICIALLY                5,030,835*
   OWNED       -----------------------------------------------------------------
     BY
    EACH       9        SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                           0
    WITH       -----------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                             5,030,835*
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,030,835*
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         97.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

* Each 8% Convertible Preference Share referenced herein currently is convertible into four Ordinary Shares, par value $0.01 per share, of Triton Energy Limited, which Ordinary Shares may be deemed to be beneficially owned by HM GP Partners IV Cayman, L.P. A statement on Schedule13D relating to Triton Energy Limited's Ordinary Shares previously was filed by the Reporting Person with the Securities and Exchange Commission on October 13, 1998.

CUSIP No. G90751143             Schedule 13D/A                Page 5 of 12 Pages
-------------------            (Amendment No. 1)              ------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HM Fund IV Cayman, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                             (b)

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

                                    0
   NUMBER      -----------------------------------------------------------------
     OF        8        SHARED VOTING POWER
   SHARES
BENEFICIALLY                5,030,835*
   OWNED       -----------------------------------------------------------------
     BY
    EACH       9        SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                           0
    WITH       -----------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                             5,030,835*
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,030,835*
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         97.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO (Cayman Islands limited liability company)
--------------------------------------------------------------------------------

* Each 8% Convertible Preference Share referenced herein currently is convertible into four Ordinary Shares, par value $0.01 per share, of Triton Energy Limited, which Ordinary Shares may be deemed to be beneficially owned by HM Fund IV Cayman, LLC. A statement on Schedule13D relating to Triton Energy Limited's Ordinary Shares previously was filed by the Reporting Person with the Securities and Exchange Commission on October 13, 1998.

CUSIP No. G90751143             Schedule 13D/A                Page 6 of 12 Pages
-------------------            (Amendment No. 1)              ------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thomas O. Hicks
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                             (b)

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Texas
--------------------------------------------------------------------------------
               7        SOLE VOTING POWER

                                27,850
   NUMBER      -----------------------------------------------------------------
     OF        8        SHARED VOTING POWER
   SHARES
BENEFICIALLY                 5,030,835*
   OWNED       -----------------------------------------------------------------
     BY
    EACH       9        SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                       27,850
    WITH       -----------------------------------------------------------------
               10       SHARED DISPOSITIVE POWER

                             5,030,835*
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,058,685*
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         97.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

* Each 8% Convertible Preference Share referenced herein currently is convertible into four Ordinary Shares, par value $0.01 per share, of Triton Energy Limited, which Ordinary Shares may be deemed to be beneficially owned by Thomas O. Hicks. A statement on Schedule13D relating to Triton Energy Limited's Ordinary Shares previously was filed by the Reporting Person with the Securities and Exchange Commission on October 13, 1998.

CUSIP No. G90751143              Schedule 13D/A               Page 7 of 12 Pages
-------------------             (Amendment No. 1)             ------------------

         This Amendment No. 1 to Schedule 13D is being filed by HM4 Triton, L.P. ("Purchaser"), HM4/GP Partners Cayman, L.P., HM GP Partners IV Cayman, L.P., HM Fund IV Cayman, LLC, and Thomas O. Hicks ("Mr. Hicks" and collectively, the "Reporting Persons"), to amend items 8, 10, 11 and 13 of the cover page for each of the Reporting Persons and Item 3, Item 4(a) and Item 5(a), (b) and (c) of the original Schedule 13D dated January 6, 1999 (the "Original Schedule 13D"). The cover page for each of the Reporting Persons, as amended hereby, is restated in its entirety in this Amendment No. 1. Items 1, 2, 4(b) and (c), 5(d), 5(e), 6 and 7 of the Original Schedule 13D remain unchanged.

         Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the Original Schedule 13D shall have the meanings assigned to such terms in the Original Schedule 13D.

ITEM 3. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and supplemented by adding the following paragraph at the end of Item 3:

         On May 16, 2001, HM4 Triton, L.P. effected a distribution of 100,714 Preference Shares to certain of its partners (the "Distribution"), including 14,507 shares that were ultimately distributed to Mr. Hicks, 2,325 shares that were ultimately distributed to trusts for which Mr. Hicks serves as the trustee and which are for the benefit of the children of Mr. Hicks, 470 shares that were ultimately distributed to a limited partnership of which the general partner is a limited liability company of which Mr. Hicks is the sole member, and 10,548 shares that were ultimately distributed to another limited partnership of which the general partner is a limited liability company of which Mr. Hicks is the sole member.

ITEM 4. PURPOSE OF THE TRANSACTION

         Item 4(a) is hereby amended and supplemented by adding the following paragraph at the end of Item 4(a):

         The Preference Shares received by the Reporting Persons described under
Item 3 to this Amendment No. 1 to Schedule 13D in the Distribution were acquired as a result of a distribution by HM4 Triton, L.P. and are being held by such Reporting Persons for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b)

         Items 5(a) and (b) are hereby amended by deleting the first paragraph thereof and substituting therefor the following paragraph:

CUSIP No. G90751143              Schedule 13D/A               Page 8 of 12 Pages
-------------------             (Amendment No. 1)             ------------------

         The Purchaser is the record and beneficial owner of 5,030,835 Preference Shares, or 97.1% of the issued and outstanding Preference Shares. The 5,030,835 Preference Shares currently are convertible into an aggregate of 20,123,340 Ordinary Shares, which Ordinary Shares are beneficially owned by Purchaser and represent approximately 34.6% of the Company's Ordinary Shares outstanding (giving effect to the conversion of the Preference Shares held by Purchaser at the current conversion rate). The 20,123,340 Ordinary Shares combined with an additional 1,434,252 Ordinary Shares beneficially owned by the Purchaser represent approximately 37.0% of the Company's Ordinary Shares outstanding, giving effect to the conversion of Preference Shares held by Purchaser.

         Items 5(a) and (b) are hereby further amended by adding the following two paragraphs:

         Following the transactions described in Item 3 and Item 5(c) to this Amendment No. 1 to Schedule 13D, Mr. Hicks may be deemed to beneficially own in the aggregate 5,058,685 Preference Shares, representing approximately 97.6% of the outstanding Preference Shares. Of such shares, Mr. Hicks has sole voting and dispositive power with respect to 27,850 Preference Shares, and shared voting and dispositive power with respect to 5,030,835 Preference Shares as a result of the relationships described in the following paragraph.

         Of the 27,850 Preference Shares for which Mr. Hicks has sole voting and dispositive power, 14,507 shares are held of record by Mr. Hicks, 2,325 shares are held of record by Mr. Hicks as the trustee of certain trusts for the benefit of Mr. Hicks' children, 470 shares are owned of record by a limited partnership of which the general partner is a limited liability company of which Mr. Hicks is the sole member and 10,548 shares are owned of record by another limited partnership of which the general partner is a limited liability company of which Mr. Hicks is the sole member.

         (c) Item 5(c) is hereby amended and supplemented by adding the following paragraphs at the end of Item 5(c).

         On June 30, 1999, the Company paid to Purchaser a stock dividend on the Preference Shares for the dividend period ending June 30, 1999 (the "PIK Dividend"). As a result of the PIK Dividend, the Purchaser received 194,186 Preference Shares.

         On May 16, 2001, HM4 Triton, L.P. effected a distribution of 100,714 Preference Shares to certain of its partners (the "Distribution"), including 14,507 shares that were ultimately distributed to Mr. Hicks, 2,325 shares that were ultimately distributed to trusts for which Mr. Hicks serves as the trustee and which are for the benefit of the children of Mr. Hicks, 470 shares that were ultimately distributed to a limited partnership of which the general partner is a limited liability company of which Mr. Hicks is the sole member, and 10,548 shares that were ultimately distributed to another limited partnership of which the general partner is a limited liability company of which Mr. Hicks is the sole member.

                                                              Page 9 of 12 Pages
                                                              ------------------

                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated June 11, 2001           HM4 TRITON, L.P.

                              By: HM4/GP Partners Cayman, L.P., its general
                                  partner

                                  By: HM GP Partners IV Cayman, L.P., its
                                      general partner

                                      By: HM Fund IV Cayman, LLC, its general
                                          partner



                                          By:      /s/  DAVID W. KNICKEL
                                             ----------------------------------
                                             David W. Knickel, Attorney-in-Fact

Dated June 11, 2001           THOMAS O. HICKS



                              By:      /s/ DAVID W. KNICKEL
                                 -----------------------------------------------
                                 David W. Knickel, Attorney-in-Fact

Dated June 11, 2001           HM4/GP PARTNERS CAYMAN, L.P.

                              By: HM GP Partners IV Cayman, L.P., its general
                                  partner

                                  By: HM Fund IV Cayman, LLC, its general
                                      partner



                                      By:       /s/ DAVID W. KNICKEL
                                         ---------------------------------------
                                         David W. Knickel, Attorney-in-Fact

                                                             Page 10 of 12 Pages
                                                             -------------------

Dated June 11, 2001           HM GP PARTNERS IV CAYMAN, L.P.

                              By: HM Fund IV Cayman, LLC, its general partner



                                  By:       /s/ DAVID W. KNICKEL
                                     ----------------------------------
                                     David W. Knickel, Attorney-in-Fact

Dated June 11, 2001           HM FUND IV CAYMAN, LLC



                                     By:       /s/ DAVID W. KNICKEL
                                        ----------------------------------
                                        David W. Knickel, Attorney-in-Fact

                                                             Page 11 of 12 Pages
                                                             -------------------

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

 10.1 Stock Purchase Agreement, dated August 31, 1998, by and between Triton Energy Limited and HM4 Triton, L.P.
                  (incorporated by reference to Exhibit 10.1 to Schedule 13D relating to Triton Energy Limited's Ordinary Shares, filed by the Reporting Persons with the Securities and Exchange
                  Commission on October 13, 1998), as amended by Amendment No. 1 to Stock Purchase Agreement dated November 22, 1998, by and between Triton Energy Limited and HM4 Triton, L.P.
                  (incorporated by reference to Exhibit 10.7 to Schedule 13D/A
                  (Amendment No. 3) relating to Triton Energy Limited's Ordinary
                  Shares, filed by the Reporting Persons with the Securities and Exchange Commission on January 5, 1999) (1)

 10.2 Shareholders Agreement, dated September 30, 1998, by and between Triton Energy Limited and HM4 Triton, L.P.
                  (incorporated by reference to Exhibit 10.2 to Schedule 13D relating to Triton Energy Limited's Ordinary Shares, filed by the Reporting Persons with the Securities and Exchange
                  Commission on October 13, 1998).

 10.3 Monitoring and Oversight Agreement, dated September 30, 1998, by and between Triton Energy Limited and Hicks, Muse & Co.
                  Partners, L.P. (incorporated by reference to Exhibit 10.3 to
                  Schedule 13D relating to Triton Energy Limited's Ordinary
                  Shares, filed by the Reporting Persons with the Securities and Exchange Commission on October 13, 1998).

 10.4 Financial Advisory Agreement, dated August 31, 1998, by and between Triton Energy Limited and Hicks, Muse & Co. Partners,
                  L.P. (incorporated by reference to Exhibit 10.4 to Schedule
                  13D relating to Triton Energy Limited's Ordinary Shares, filed by the Reporting Persons with the Securities and Exchange
                  Commission on October 13, 1998).

 24.1             Power of Attorney for Thomas O. Hicks (filed as Exhibit 2 to
                  Schedule 13D relating to Coho Energy, Inc., filed with the Securities and Exchange Commission on May 20, 1998).

 24.2             Power of Attorney for HM4/GP Partners Cayman, L.P.
                  (incorporated by reference to Exhibit 24.2 to Schedule 13D relating to Triton Energy Limited's Ordinary Shares, filed with the Securities and Exchange Commission on October 13,
                  1998).

 24.3             Power of Attorney for HM GP Partners IV Cayman,
                  L.P.(incorporated by reference to Exhibit 24.3 to Schedule 13D relating to Triton Energy Limited's Ordinary Shares, filed with the Securities and Exchange Commission on October 13,
                  1998).

                                                             Page 12 of 12 Pages
                                                             -------------------

 24.4 Power of Attorney for HM Fund IV Cayman, LLC. (incorporated by reference to Exhibit 24.4 to Schedule 13D relating to Triton
                  Energy Limited's Ordinary Shares, filed with the Securities and Exchange Commission on October 13, 1998).

 24.5 Power of Attorney for HM4 Triton, L.P. (incorporated by reference to Exhibit 24.5 to Schedule 13D relating to Triton
                  Energy Limited's Ordinary Shares, filed with the Securities and Exchange Commission on October 13, 1998).

 *99.1            Joint filing Agreement dated January 5, 1999, among HM4
                  Triton, L.P., HM Fund IV Cayman, LLC, HM GP Partners IV
                  Cayman, L.P., HM4/GP Partners Cayman, L.P. and Thomas O.
                  Hicks.

----------

* Previously filed.

(1) The Stock Purchase Agreement was filed without attached exhibits and schedules and will be provided by the Purchaser upon written request.